SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE

16th May 2002

(56 pages)

ESPIRITO SANTO FINANCIAL GROUP S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

SOCIETE ANONYME HOLDING

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000 AND FOR
THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of

ESPÍRITO SANTO FINANCIAL GROUP SA

LUXEMBOURG

We have audited the accompanying consolidated balance sheets of Espirito Santo Financial Group SA (ESFG) and its subsidiaries (collectively the "Group") as of December 31, 2001 and 2000, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of ESFG's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Group at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in Portugal for the banking industry, but modified by the full consolidation of subsidiaries with insurance activities.

Without qualifying our opinion we draw attention to Note 6 to the consolidated financial statements. As at December 31, 2001, the Group recorded on its consolidated balance sheet, strategic investments made by a subsidiary company, Banco Espirito Santo, SA (BES) in PT Multimédia, SGPS, at acquisition cost of EUR 296.1 million, as permitted by the rules issued by the Bank of Portugal and in accordance with the Group's accounting policies. However, as at December 31, 2001, the market value of this investment amounted to EUR 98.1 million, giving rise to an unrealised loss amounting to EUR 198.0 million, against which, in the opinion of the Board of Directors of the Group, no provision is considered necessary.

As referred to in Note 2, and following authorisation granted by the Bank of Portugal, in 2001 BES wrote-off against share premium (i) the cost of early retirements in 2001, amounting to EUR 66.8 million (2000: EUR 138.9 million, against Reserves) and (ii) the unamortized pension fund deficit from prior years, amounting to Euro 33.8 million. As referred to in Note 13, in accordance with the Portuguese tax rules and for the purposes of its 2001 corporate income tax calculations, BES has treated the amount of early retirement costs referred to above as tax deductible. The effect of the write off on the accompanying consolidated financial statements of the Group has been to reduce consolidated shareholders' equity by EUR 32.3 million (2000: EUR 39.4 million) corresponding to the amount of ESFG's indirect ownership of BES's share capital at December 31, 2001.

REPORT OF INDEPENDENT ACCOUNTANTS

In addition, as referred to in Note 2 and following the approval of the shareholders at the General Assembly on March 30, 2001 and with the agreement of the Instituto de Seguros de Portugal (the Regulator), Tranquilidade, a subsidiary of ESFG, charged EUR 15.0 million against retained earnings related to the increase in the mathematical reserves for workers compensation, as a result of changes in actuarial assumptions introduced by the Regulator in 2000, which were required to be utilized by the end of the financial year 2001. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2001 was EUR 10 million.

Luxembourg, May 8, 2002

PricewaterhouseCoopers S.à.r.l.
Réviseur d'entreprises
Represented by
Ian Whitecourt

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2000	December 31, 2001
	(In millions of Euro)	
ASSETS		
Cash and due from banks	1 699.5	2 028.6
Interest-earning deposits with banks	2 183.6	3 497.2
Trading account securities	623.3	625.6
Investment securities (market value EUR7,080.9 and EUR8,262.3 respectively)	7 042.8	8 292.2
Loans and advances to customers	23 626.9	26 037.8
Allowance for loan losses	(625.6)	(637.4)
Investments in unconsolidated subsidiaries, associated and affiliated companies	662.1	754.3
Accrued interest income	271.5	262.9
Property and equipment, net	540.7	529.8
Other assets	1 357.3	1 357.5
TOTAL ASSETS	37 382.1	42 748.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits from banks	1 885.0	3 698.4
Demand deposits	6 095.1	6 656.9
Time deposits	11 722.8	12 020.7
Securities sold under repurchase agreements	699.5	761.9
Other short-term borrowings	2 229.7	1 929.3
Insurance reserves	4 011.4	4 487.3
Accrued interest and other liabilities	896.2	1 145.9
Corporate borrowings and long-term debt	7 945.3	10 238.3
TOTAL LIABILITIES	35 485.0	40 938.7
MINORITY INTERESTS	1 727.8	1 716.8
SHAREHOLDERS' EQUITY		
Ordinary shares, EUR 10 par value; 100,000,000 shares authorized (2000: 100,000,000) 47,908,555 shares issued and outstanding (2000: 47,908,555)	479.1	479.1
Treasury shares, at cost	(72.8)	(73.1)
Retained earnings	(233.3)	(326.8)
Revaluation reserve	3.0	—
Accumulated other comprehensive income	(6.7)	13.8
TOTAL SHAREHOLDERS' EQUITY	169.3	93.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37 382.1	42 748.5

Commitments, contingencies and derivative and other financial instruments with off-balance sheet risk (Note 22).

The accompanying notes are an integral part of these consolidated financial statements.

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	1999	2000	2001
	(In millions of Euro)		
INTEREST INCOME			
Interest on loans	949.3	1 267.0	1 631.3
Interest and dividends on securities:			
Trading securities	15.3	11.7	28.0
Investment securities	215.3	266.4	242.0
Other interest income	173.0	200.3	244.6
Total interest income	1 352.9	1 745.4	2 145.9
INTEREST EXPENSE			
Interest on deposits	558.5	705.6	859.9
Interest on securities sold under repurchase agreements	5.6	22.7	28.2
Interest on other short-term borrowings	87.0	116.3	95.0
Interest on corporate borrowings and long-term debt	108.1	255.1	402.4
Interest on convertible bonds	—	—	1.3
Total interest expense	759.2	1 099.7	1 386.8
NET INTEREST INCOME	593.7	645.7	759.1
Provisions for loan losses	(133.5)	(135.2)	(143.1)
Net interest income after provision for loan losses	460.2	510.5	616.0
OTHER INCOME			
Fee and commission income	242.1	315.3	295.4
Net trading account profits/(losses)	41.8	31.0	(2.3)
Net investment securities gains/(losses)	86.3	31.7	(50.9)
Insurance revenues	1 252.2	1 525.2	1 348.9
Net gains on foreign currency transactions	76.2	113.1	147.1
Other operating income	112.6	119.2	132.8
Total other income	1 811.2	2 135.5	1 871.0

The accompanying notes are an integral part of these consolidated financial statements.

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — Continued

	Year ended December 31,		
	1999	2000	2001
	(In millions of Euro, except for earnings per share)		
OTHER EXPENSES			
Salaries and benefits	314.4	361.3	439.7
Occupancy costs	52.7	62.6	53.9
Insurance benefits and claims	1 056.1	1 302.5	1 161.4
Insurance underwriting and related expenses	51.5	77.6	113.4
Depreciation	52.8	59.0	62.9
Amortization	59.9	70.9	82.7
Other expenses	323.9	355.0	403.6
Total other expenses	1 911.3	2 288.9	2 317.6
Income before income taxes and minority interests	360.1	357.1	169.4
Income taxes	(68.9)	(74.6)	(49.4)
Minority interests in income of consolidated subsidiaries	(201.4)	(177.9)	(109.2)
Earnings in associated undertakings	(6.3)	1.7	0.2
NET INCOME	83.5	106.3	11.0
NET INCOME PER SHARE			
Basic	1.84	2.42	0.25
Diluted	1.84	2.42	0.25(1)
Weighted average number of shares outstanding:			
For basic earnings per share	45 380 748	43 943 526	44 253 510
For diluted earnings per share	45 380 748	43 943 526	44 253 510(1)

(1) Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect (see Note 18).

The accompanying notes are an integral part of these consolidated financial statements.

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	1999	2000	2001
	(In millions of Euro)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	83.5	106.3	11.0
Adjustments to reconcile net income to cash provided by operating activities:			
Provisions for loan losses	133.5	135.2	143.1
Depreciation and amortization	112.7	129.9	145.6
Minority interests in income of consolidated subsidiaries	201.4	177.9	109.2
Equity in unremitted losses (gains) of associates	6.3	(1.7)	(0.2)
Bonus paid to employees	(22.1)	(25.6)	(28.0)
Attribution to pension fund	(16.5)	(156.8)	(111.2)
Increase in insurance reserves	776.3	776.9	460.9
(Increase) decrease in accrued interest and other liabilities/assets	(289.4)	341.1	270.7
Net gains on sale of property and equipment	—	(0.3)	(3.5)
Net gains on sale of real-estate	—	(2.3)	(9.5)
Net trading account securities unrealized losses	93.7	454.7	—
Net investment securities unrealized losses	34.7	111.1	26.4
Net gains on sale of investment in Group companies	—	(14.1)	(59.7)
Net cash provided by operating activities	1 114.1	2 032.3	954.8
CASH FLOWS FROM INVESTING ACTIVITIES			
Net decrease (increase) in interest-earning deposits	201.7	812.6	(1 357.3)
Net increase in loans and advances to customers	(2 882.7)	(4 513.2)	(2 522.3)
Purchase of property and equipment	(71.1)	(75.7)	(58.2)
Sale of property and equipment	46.4	5.2	30.4
Increase in investment in Group companies	(22.5)	(732.0)	(64.8)
Sale of investment in Group companies	—	23.1	101.2
Cash of companies acquired	—	77.3	—
Investment securities:			
Purchases	(30 990.9)	(15 648.4)	(31 186.3)
Sales of debt securities	19 163.2	6 309.6	26 815.1
Sales of other securities	3 816.8	3 201.1	1 608.4
Maturities	7 680.1	5 797.7	1 365.1
Investment in real estate, net	15.0	23.1	15.8
Other, net	(169.3)	42.7	—
Net cash used in investing activities	(3 213.3)	(4 676.9)	(5 252.9)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued

	Year ended December 31,		
	1999	2000	2001
	(In millions of Euro)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits from banks	314.3	(3 918.4)	1 813.4
Net increase in demand and savings deposits	157.2	1 092.3	560.2
Net increase in time deposits	1 683.8	800.0	277.8
Net increase in securities sold under repurchase agreements	149.0	328.6	62.4
Net increase in treasury shares	(46.5)	(77.5)	(35.5)
Increase in corporate borrowings and long-term debt	1 466.1	4 298.2	5 326.9
Decrease in corporate borrowings and long-term debt	(133.2)	(79.9)	(3 025.0)
Dividends paid	(71.8)	(122.9)	(92.2)
Net (decrease) increase in other short-term borrowings	(981.7)	459.1	(309.3)
Net cash provided by financing activities	2 537.2	2 779.5	4 578.7
Effect of impact of exchange rate changes on cash	(0.9)	7.7	0.3
NET INCREASE IN CASH AND CASH EQUIVALENTS	437.1	142.6	280.9
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1 427.2	1 864.3	2 006.9
CASH AND CASH EQUIVALENTS AT END OF YEAR	1 864.3	2 006.9	2 287.8
Supplemental cash flow information:			
Cash paid during the year:			
Interest paid	731.9	990.9	1 372.7
Interest received	1 344.7	1 677.9	2 154.5
Income taxes paid	45.3	82.2	62.3

The accompanying notes are an integral part of these consolidated financial statements.

ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Year ended December 31,					
	1999		2000		2001	
	Shareholders' equity	Comprehensive income	Shareholders' equity	Comprehensive income	Shareholders' equity	Comprehensive income
	(In millions of Euro)					
Ordinary shares:						
Beginning balance	405.6		479.1		479.1	
Capitalization of reserves pursuant to redenomination of ordinary shares into Euro	66.9		—		—	
Incorporation of reserves	6.6		—		—	
Ending balance	479.1		479.1		479.1	
Share premium						
Beginning balance	33.9		9.1		—	
Conversion into ordinary shares	(6.6)		—		—	
Write-off of goodwill	(18.2)		(9.1)		—	
Ending balance	9.1		—		—	
Retained earnings						
Beginning balance	(2.6)		(21.5)		(233.3)	
Write-off of goodwill	—		(235.9)		(16.3)	
Incorporation of revaluation reserve	—		8.0		—	
Capitalization of reserves pursuant to redenomination of ordinary shares into Euro	(66.9)		—		—	
Bonus paid to employees, net of minority interests	(5.8)		(8.3)		(9.6)	
Attribution to pension fund following specific shareholder's approval, net of minority interests	(4.7)		(50.9)		(35.8)	
Reinforcement of insurance reserves, following specific shareholders' approval, net of minority interests	—		—		(10.0)	
Net income	83.5	83.5	106.3	106.3	11.0	11.0
Dividends on ordinary shares (USD 0.65, USD 0.705 and EUR 0.74, respectively)	(25.0)		(31.0)		(32.8)	
Ending balance	(21.5)		(233.3)		(326.8)	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY — Continued

	Year ended December 31,					
	1999		2000		2001	
	Shareholders' equity	Comprehensive income	Shareholders' equity	Comprehensive income	Shareholders' equity	Comprehensive income
	(In millions of Euro)					
Revaluation reserve						
Beginning balance	12.1		13.1		3.0	
Transfer to retained earnings	—		(8.0)		—	
Increase (decrease)	1.0		(2.1)		(3.0)	
Ending balance	13.1		3.0		—	
Beginning balance, net of taxes	(5.4)		6.4		8.5	
Translation adjustments with no tax effect	11.8	11.8	2.1	2.1	5.3	5.3
Ending balance, net of taxes	6.4		8.5		13.8	
Unrealized gains (losses) on investment securities available for sale, held by insurance operations						
Beginning balance, net of minority interest	(0.9)		(0.2)		(15.2)	
Additional profit (charge) net of minority interest and without tax effect	0.7	0.7	(15.0)	(15.0)	15.2	15.2
Ending balance, net of minority interest	(0.2)		(15.2)		—	
Total accumulated other comprehensive income, net of taxes	6.2		(6.7)		13.8	
Less: treasury shares at cost	(45.7)		(72.8)		(73.1)	
Total shareholders' equity	440.3		169.3		93.0	
Total comprehensive income		96.0		93.4		31.5

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — BACKGROUND AND BUSINESS ORGANIZATION

Espirito Santo Financial Group SA (ESFG), formerly Espírito Santo Financial Holding SA, is a limited liability company ("société anonyme") incorporated under the laws of the Grand Duchy of Luxembourg on November 28, 1984. ESFG was formed to become a holding company for all of E.S. International Holding SA's (ESIH) financial and insurance operations. ESIH, the principal shareholder, is a Luxembourg based holding company for the interests of the Espirito Santo family. The non-financial interests of ESIH are held by Espirito Santo Resources Ltd., Bahamas (ESR), which is engaged in agriculture, hotels, catering, real estate and other businesses. As used hereafter, the "Group" refers to ESFG and its subsidiaries.

Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stockbroking and private banking, and a full line of insurance operations. The Group conducts its commercial banking activities primarily though BES, which in July 1999 changed its name from Banco Espírito Santo e Comercial de Lisboa, SA and Banco Internacional de Credito, SA (BIC), a commercial bank specializing in Portuguese government subsidized residential mortgage loans. The Group's investment banking business is managed primarily through Banco Espírito Santo de Investimento, SA (BESI), based in Portugal, while its asset management activties are operated through Espírito Santo Activos Financeiros, SGPS, SA (ESAF) and Compagnie Bancaire Espírito Santo SA (formerly Compagnie Financière Espírito Santo SA) (CBESSA), based in Portugal and Switzerland, respectively. The Group conducts its stockbrokerage activities through Espírito Santo Dealer-Sociedad Financeira de Corretegam, SA (ES Dealer), a subsidiary of BES, and Benito y Monjardin SA SVP (Benito y Monjardin) which operates in Spain. These two companies coordinate their operations closely with BESI. The Group conduts its insurance business through Companhia de Seguros Tranquilidade SA (Tranquilidade), Lisbon and Compahnia de Seguros Tranquilidade Vida SA (Tranquilidade Vida), Lisbon.

The Group holds a voting interest of 48.4% in BES, a level which cannot exceed 50% without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, the Group consolidates BES because its voting interest gives it the effective equivalent of voting control. Among other things, under Portuguese law, the Group's voting interest allows it effectively to control the Board of Directors of BES indefinitely. This is because BES Board members appointed by the Group can only be removed by a vote of a majority of the outstanding shares, which cannot be attained without the Group's vote.

During 2000, the Group carried out a reorganization to redefine its structure along banking and insurance lines. This reorganization included the acquisition of the outstanding shares of BES Investimento and Tranquilidade,as well as ESF (Portugal) Sgps SA and Centum Sgps SA, through a series of internal and external transactions. Outside of Portugal, the Group also acquired Benito y Monjardim, Spain's largest independent stockbroker and Hiscapital, an asset management company, and in France it purchased 73.9% of Via Banque, a small French bank. During 2001, the Group increased its holding in Via Banque to 100% and sold 9.5% of Tranquilidade-Vida to third parties.

Group Consolidated Subsidiaries and Associates

The Group is engaged principally in two business areas concentrated mainly in Portugal: banking and insurance. Its operations outside of this country complement its' Portuguese activities.

The following describes the main activity of each of the Group's subsidiaries and associates as at December 31, 2001 and the related voting and economic interests as at December 31, 2001 and 2000.

Company	Activity	Location
ADVANCECARE – Gestão e Serviços de Saúde, SA	Insurance consulting	Portugal
BES – Banco Espirito Santo, SA	Banking	Portugal
BES.COM – BES.COM, SGPS, SA	Electronic banking	Portugal
BES FINANCE – BES Finance Ltd.	Issuance of euro denominated commercial paper	Cayman Islands
BES INVESTIMENTO – Banco Espirito Santo de Investimento, SA	Investment banking	Portugal
BESIL – Bank Espirito Santo International Ltd.	Banking	Cayman Islands
BESLEASING IMOBILIARIA – BESLEASING Imobiliaria – Sociedade de Locação Financeira, SA	Leasing	Portugal
BESLEASING MOBILIARIA – BESCLEASING Mobiliria – Sociedade de Locação Financeira, SA	Leasing	Portugal
BESNAC – Banco Espirito Santo North American Capital Corp.	Issuance of commercial paper	USA
BES OVERSEAS – BES Overseas Ltd.	Issuance of preferred shares	Cayman Islands
BES-ORIENTE – Banco Espirito Santo do Oriente, SA	Banking	Macau
BESPAR – BESPAR, SGPS, SA	Holding company	Portugal
BESSA – Banco Espirito Santo, SA	Banking	Spain
BES ANGOLA – Banco Espirito Santo de Angola, S.A.	Banking	Angola
BEST – Banco Eletrónico de Serviço Total, S.A.	Internet Banking	Portugal
BES VENETIE — Banque Espirito Santo et de la Vénétie, SA	Banking	France
BIC – Banco Internacional de Crédito, SA	Banking	Portugal
BYM – Benito y Monjardim SVB	Stock brokerage	Spain
CBESSA – Compagnie Bancaire Espirito Santo, SA	Asset management	Switzerland
CÊNTIMO – CÊNTIMO – Sociedade de Serviços, Lda	Custodian	Portugal
CENTUM – CENTUM – Sociedade Gestora de Participações Sociais, SA	Holding company	Portugal
CMAF – Capital Mais – Assessoria Financeira, SA	Management of investment fund	Portugal
COMINVEST – COMINVEST – Sociedade de Gestão e Investimento Imobiliário, SA	Real-estate	Portugal
CREDIBOM – CREDIBOM SFAC, SA	Consumer credit	Portugal
CREDIFLASH – CREDIFLASH Sociedade Financeira para Acquisições a Crédito, SA	Consumer credit	Portugal
ES CAPITAL – E.S. CAPITAL – Sociedade de Capital de Risco, SA	Capital risk	Portugal
ES COBRANÇAS – Espirito Santo Cobranças, SA	Debt collection	Portugal
ES CONTACT CENTER – E.S. CONTACT CENTER – Gestão de Call Centers, SA	Call Center Services	Portugal
ESFIL – ESFIL – Espirito Santo Financière, SA	Holding company	Luxembourg
ESIAM – Espirito Santo International Asset Management Ltd.	Management of investment fund	British Virgin Islands

Company	Activity	Location
ES INTERACTION – ES Interaction – Sistemas de Informação Interactivos, SA	Computer services	Portugal
ES INVESTIMENTOS – Espirito Santo Investimentos Ltda	Investment banking	Brazil
ES INVESTMENT PLC – Espirito Santo Investment PLC	Brokerage	Ireland
ES REPRESENTAÇÕES – Espirito Santo Representações Ltda	Representation office	Brazil
ES SAUDE – Espirito Santo Saúde SGPS, SA	Holding company	Portugal
ES SEGUROS – Espirito Santo Companhia de Seguros, SA	Insurance	Portugal
ES SERVICIOS – Espirito Santo Servicios, SA	Insurance	Spain
ESAF Capital Management Ltd.	Fund management	Ireland
ESAF – ESAF – Holding GmbH	Asset management	Austria
ESAF ID – ESAF – International Distributors Ltd.	Fund management	British Virgin Islands
ESAF CM – Espirito Santo Capital Management Ltd.	Fund management	France
ESAF – PI – Espirito Santo Participações Internacionais SGPS SA	Holding company	Portugal (Madeira)
ESAF – SGPS – Espirito Santo Activos Financeiros SGPS,SA	Holding company	Portugal
ESAF-FII – Espirito Santo Fundos de Investimentos Imobiliarios , SA	Management of real-estate funds	Portugal
ESAF-FIM – Espirito Santo Fundos de Investimentos Mobiliarios, SA	Management of investment funds	Portugal
ESAF-FP – Espirito Santo Fundo de Pensões, SA	Management of pension funds	Portugal
ESAF-IM – Espirito Santo International Management, SA	Management of investment funds	Luxembourg
ESB – Espirito Santo Bank	Banking	USA
ESCG – Espirito Santo Consultores de Gestão, SA	Consulting	Portugal
ESCLINC – Espirito Santo e Comercial de Lisboa Inc.	Representation office	USA
ESDI – Espirito Santo Data Informática, SA	Computer services	Portugal
ES DEALER – Espirito Santo Dealer – Sociedade Financeira de corretagem, SA	Stock brokerage	Portugal
ESF (BVI) – Espirito Santo Financial (BVI), SA	Financing	British Virgin Islands
ESF(P) – Espirito Santo Financial (Portugal), SGPS, SA	Holding company	Portugal
ESFC – Espirito Santo Financial Consultants (Gestão de Patrimónios), SA	Portfolio management	Portugal
ESFG OVERSEAS – ESFG Overseas Ltd.	Issuance of preferred shares	Cayman Islands
ESGEST – ESGEST – Espirito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	Technical services	Portugal
ESIA – ESIA – Inter-Atlântico Companhia de Seguros, SA	Insurance	Portugal
ESGP – Espirito Santo Gestão de Partimonios, SA	Portfolio management	Portugal
ESOR – Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	Consulting	Macau

Company	Activity	Location
ES OVERSEAS – Espirito Santo Overseas Ltd.	Issuance of preferred shares	Cayman Islands
ES PENSIONES – Espirito Santo Pensiones, SGFP, SA	Management of Pension Funds	Spain
ES BANKEST – ES BANKEST, LLC	Factoring	USA
ES BELGIQUE – Espirito Santo Belgique, SA	Representation office	Belgium
ES SEGURANÇA – Espirito Santo Equipamentos e Segurança, SA	Security equipment	Portugal
ES PLC – Espirito Santo PLC	Non-bank finance company	Ireland
ES SECURITIES – Espirito Santo Securities Inc.	Brokerage	USA
ESSI COMUNICAÇÕES – ESSI Comunicações, SGPS, SA	Holding company	Portugal
ESSI INVESTIMENTOS – ESSI Investimentos, SGPS, SA	Holding company	Portugal
ESSI SGPS – ESSI, SGPS, SA	Holding company	Portugal
ESUMEDICA – ESUMÉDICA – Prestação de Cuidados Médicos, SA	Health care	Portugal
EUROGES – EUROGES – Aquisição de Créditos a Curto Prazo, SA	Factoring	Portugal
EURO SERVICE COLLECT – Euro Service Collect	Debt collection	France
EUROP ASSISTANCE – EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	Private assistance	Portugal
GESFINC – GESFINC – Espirito Santo Estudos Financeiros e de Mercado de Capitais, SA	Underwriting and sector analysis	Portugal
IA – Inter-Atlantico, SA	Holding company	Brazil
ES INVERSIONES SA – Espirito Santo Inversiones, SA	Services	Spain
FIDUPRIVATE – FIDUPRIVATE -Sociedade de Serviços, Consultadorie e Administração de Empresas, SA	Consulting	Portugal
GES BM – GES BM	Brokerage	Spain
GESCAPITAL – GESCAPITAL GESTION	Asset management	Spain
HISCAPITAL – HISCAPITAL AV, SA	Investment company	Spain
OLPI – Omnium Lyonnais de Participations Industrielles, SA	Investment company	France
PARTRAN – PARTRAN,SGPS, SA	Holding company	Portugal
SCI Georges Mandel	Real-estate	France
SPAINVEST – SPAINVEST, SA	Holding company	Luxembourg
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	Insurance	Portugal
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	Holding insurance company	Portugal
TRANQUILIDADE.-VIDA – Companhia de Seguros Tranquilidade Vida, SA	Life insurance	Portugal
VIA BANQUE – Via Banque SA	Banking	France

	December 31, 2000		December 31, 2001	
	Voting interest	Economic interest	Voting interest	Economic interest
ADVANCECARE	51.0%	34.0%	51.0%	30.9%
BES	48.3%	31.3%	48.4%	32.1%
BES FINANCE	100.0%	31.3%	100.0%	32.1%
BES INVESTIMENTO	100.0%	31.3%	100.0%	32.1%
BES OVERSEAS	100.0%	31.3%	100.0%	32.1%
BES VENETIE	61.7%	47.2%	62.2%	48.0%
BES.COM	100.0%	31.3%	100.0%	32.1%
BESIL	100.0%	100%	100.0%	100.0%
BESLEASING IMOBILIARIA	82.1%	26.0%	83.1%	27.0%
BESLEASING MOBILIARIA	83.2%	26.3%	84.0%	27.2%
BESNAC	100.0%	31.3%	100.0%	32.1%
BES-ORIENTE	99.8%	31.2%	99.8%	32.1%
BESPAR	65.0%	64.3%	66.9%	66.9%
BESSA	100.0%	31.3%	100.0%	32.1%
BES ANGOLA	—	—	100.0%	32.1%
BEST	—	—	66.0%	21.2%
BIC	100.0%	31.3%	100.0%	32.1%
BYM	100.0%	31.3%	100.0%	32.1%
CBESSA	100.0%	100.0%	100.0%	100.0%
CÊNTIMO	100.0%	31.3%	100.0%	32.1%
CENTUM	99.1%	99.1%	100.0%	100.0%
CMAF	100.0%	29.9%	100.0%	30.3%
COMINVEST	49.0%	23.8%	49.0%	22.6%
CREDIBOM	60.0%	18.8%	60.0%	19.3%
CREDIFLASH	99.9%	30.5%	100.0%	31.4%
ES CAPITAL	99.7%	31.2%	99.7%	32.1%
ES COBRANÇAS	100.0%	29.7%	100.0%	30.5%
ES CONTACT CENTER	95.0%	43.0%	100.0%	38.5%
ES DEALER	100.0%	31.3%	100.0%	32.1%
ES INTERACTION	100.0%	31.3%	100.0%	32.8%
ES INVESTIMENTOS	100.0%	31.3%	100.0%	32.1%
ES INVESTMENT PLC	100.0%	31.3%	100.0%	32.1%
ES REPRESENTAÇÕES	100.0%	31.3%	100.0%	32.1%
ES SAUDE	41.4%	29.2%	41.0%	28.1%
ES SEGUROS	91.0%	49.7%	100.0%	53.0%
ES SERVICIOS	100.0%	31.3%	99.8%	32.1%
ESAF – ESAF – Holding GmbH	100.0%	29.9%	100.0%	30.3%
ESAF – PI	100.0%	29.9%	100.0%	30.3%
ESAF – SGPS	90.0%	29.9%	90.0%	30.3%
ESAF Capital Management Ltd	100.0%	29.9%	100.0%	30.3%
ESAF ID	100.0%	29.9%	100.0%	30.3%
ESAF-FII	100.0%	29.9%	100.0%	30.3%
ESAF-FIM	100.0%	29.9%	100.0%	30.3%
ESAF-FP	100.0%	29.9%	100.0%	30.3%
ESAF-IM	99.8%	29.8%	99.8%	30.3%
ESCG	90%	21.7%	—	—
ESB	98.4%	30.8%	98.5%	31.6%
ESCLINC	100.0%	31.3%	100.0%	32.1%

	December 31, 2000		December 31, 2001	
	Voting interest	Economic interest	Voting interest	Economic interest
ESDI	76.1%	33.4%	76.1%	32.1%
ESF (BVI)	100.0%	100.0%	100.0%	100.0%
ESF(P)	98.9%	98.9%	100.0%	100.0%
ESFC	90.0%	28.2%	90.0%	28.9%
ESFIL	100.0%	100.0%	100.0%	100.0%
ESIAM	49.0%	14.7%	49.0%	15.8%
ESFG OVERSEAS	100.0%	0.0%	100.0%	0.0%
ESGEST	100.0%	31.3%	100.0%	32.1%
ESIA	100.0%	99.8%	100.0%	100.0%
ESGP	100.0%	29.9%	100.0%	30.3%
ESOR	90.0%	28.1%	90.0%	28.9%
ES OVERSEAS	100.0%	0.0%	100.0%	0.0%
ES PENSIONES	100.0%	29.9%	100.0%	31.2%
ES BANKEST	50.0%	15.7%	50.0%	15.8%
ES Belgique	100.0%	100.0%	100.0%	100.0%
ES SEGURANÇA	75.0%	63.3%	75.0%	61.2%
ES PLC	100.0%	31.3%	100.0%	32.1%
ES SECURITIES	100.0%	31.3%	100.0%	32.1%
ESSI COMUNICAÇÕES	100.0%	31.3%	100.0%	32.1%
ESSI INVESTIMENTOS	100.0%	31.3%	100.0%	32.1%
ESSI SGPS	100.0%	31.3%	100.0%	32.1%
ESUMEDICA	100.0%	57.9%	100.0%	53.4%
EUROGES	100.0%	31.3%	100.0%	32.1%
EURO SERVICE COLLECT	100.0%	47.2%	100.0%	48.0%
EUROP ASSISTANCE	47.0%	23.2%	47.0%	21.9%
GESFINC	100.0%	34.6%	100.0%	34.7%
IA	50.0%	15.7%	100.0%	32.1%
ES INVERSIONES SA	100.0%	29.0%	100.0%	31.2%
FIDUPRIVATE	99.8%	57.8%	99.8%	53.3%
GES BM	100.0%	29.0%	100.0%	31.2%
GESCAPITAL	69.0%	20.0%	100.0%	31.2%
HISCAPITAL	100.0%	31.3%	100.0%	32.1%
OLPI	99.9%	47.2%	99.9%	47.9%
PARTRAN	66.7%	66.7%	66.7%	66.7%
SCI Georges Mandel	100.0%	43.7%	100.0%	44.4%
SPAINVEST	100.0%	31.3%	100.0%	32.1%
TRANQUILIDADE	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS	100.0%	66.7%	100.0%	60.5%
TRANQ.-VIDA	100.0%	66.7%	90.5%	60.5%
VIA BANQUE	73.9%	73.9%	100.0%	100.0%

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared, for all years presented, in conformity with generally accepted accounting principles in Portugal for the banking industry, modified by the full consolidation of subsidiaries with insurance activities. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Assets held in a fiduciary or agency capacity by ESFG Group companies are not considered as assets owned by the Group and, accordingly, are not included in the financial statements.

At the extraordinary general meeting of July 13, 1999 it was decided to change the reporting currency of the Group from US Dollar to Euro, effective as of that date.

Principles of consolidation

The consolidated financial statements, include the accounts of ESFG and its subsidiary companies, in which it directly, or through its subsidiaries, has a voting interest of more than 50% or effective control. Investments in companies which the Group does not effectively control but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method and are included in investments in unconsolidated subsidiaries, associated and affiliated companies. Other investments are accounted for by the cost method, less any provisions required for permanent impairment according with the Bank of Portugal rules. The equity and net income or loss attributable to minority interests (net of taxes), are shown separately in the consolidated balance sheets and statements of income, respectively.

Significant intercompany and interbranch balances and transactions have been eliminated through the process of consolidation of the December 31, 1999, 2000 and 2001 financial statements.

Foreign currency translation

The accounts of the Group are expressed in Euro. Assets and liabilities of ESFG's subsidiary companies, which express their accounts in currencies other than the Euro have been translated into Euro at exchange rates in effect at the balance sheet date. The results of operations of these subsidiaries are translated into Euro at average exchange rates for the year. Resulting translation adjustments from translating subsidiaries' net assets expressed in currencies other than the Euro are recorded in a separate component of shareholders' equity, "Accumulated other comprehensive income".

Assets, liabilities and commitments expressed in currencies other than the subsidiaries' reporting currency are accounted for as follows: Spot positions are re-translated at the year-end exchange rates and related exchange differences are included in the statement of income. The Group uses forward exchange contracts to hedge identifiable assets, liabilities and firm commitments denominated in such currencies as deemed necessary. Resulting gains or losses are computed by reference to the difference between the current spot rate and the spot rate at inception of the contract and are included in the statement of income. The discount or premium on forward contracts is recorded separately from the foreign exchange gain or loss and is amortized to income over the life of the contract.

Interest rate swaps in foreign currencies, all of which are used as hedges, are recorded in off-balance sheet accounts at the notional amounts underlying the swaps. All related interest is accrued over the life of the swap agreements and recorded as net gains or losses on foreign currency transactions in the statement of income.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and interest-earning deposits with banks due within an original maturity of less than 90 days.

Trading account securities

Trading account securities are stated at market value with gains and losses recorded in income except for unrealized gains arising on equity securities for which no liquid market exists. These gains are deferred in other liabilities until realized. Transactions in trading portfolio securities are reported as of the trade date.

Investment securities

Securities that the Group has both the positive intent and ability to hold to maturity, are classified as investment securities held to maturity and are carried at amortized cost unless they require a provision for permanent impairment. Investment securities available for sale, which are those securities which might be sold in response to or in anticipation of changes in interest rates and resulting repayment risk or other factors, are carried at lower of cost or market value on an individual basis by the Group's banking operations with unrealized losses being fully provided through the statement of income. Unrealized gains are not recognized.

In respect of the Group's insurance operations the following accounting treatment is adopted:

(i) **Investment securities without participating bonus for policy holders (life sector) and held for non-life sector**

Debt securities are carried at amortized cost. Unrealized gains or losses on equity investment securities, are credited or charged to accumulated other comprehensive income. If the net amount after taking into account revaluation reserve is negative, it is charged to income statement.

(ii) **Investment securities with participating bonus for policy holders**

Debt securities are carried at amortized cost.

Unrealized gains or losses on equity investment securities, are booked in the Fund for Future distribution shown under the heading Accrued interest and other liabilities. If the net amount is negative it is then charged to the income statement. However, exceptionally, in the financial year 2001, following instructions from the Regulator for the insurance sector (Instituto de Seguros de Portugal) (Rule 19/2001), insurance companies in Portugal are allowed to defer net unrealized losses impacting its profit and loss and amortize it over a period of three years. ESFG deferred in its balance sheet 90% of the unrealized losses as at December 31, 2001 (refer to Note 9).

Gains or losses on the sale of all securities of the Group are determined on a transaction by transaction basis.

Investment in unconsolidated subsidiaries, associated and affiliated companies

The Group's investment in unconsolidated subsidiaries, associated and affiliated companies represents those companies in which the Group:

(a) holds less than 50% but greater than or equal to 20% and which the Group does not effectively control

(b) has holdings of a strategic and permanent nature, even though the percentage of equity held is below 20%. These holdings are recorded at acquisition cost.

Provision is made for any impairment in the carrying amount of these investments based on an evaluation made by the board of Directors.

Allowance for loan losses and sovereign risk

Allowance for loan losses and credit risks for the banking Group is determined in accordance with the applicable regulatory requirements issued by the Bank of Portugal and comprises:

(i) a specific allowance based on an aged analysis of non-performing loans and overdue interest. Loans are defined as being non-performing when they are 30 days overdue. The rate of allowance ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralized as described in the following table:

Period since payment due	Class	Unsecured	Secured
Up to 3 months overdue(1)	I	1%	1%
Over 3 months but within 6 months	II	25%	10%
Over 6 months but within 12 months	III	50%	25%
Over 12 months but within 36 months	IV	100%	50%
Over 36 months	V	100%	100%

(1) For consumer loans to individuals and securitized loans the rate of allowance is 1.5%

(ii) a specific provision for possible non-collection of credit not yet due for repayment, in respect of each customer with overdue balance representing 25% or more of its total credit, such provision being based on an amount not less than 50% of the average specific provision coverage required for that customer's overdue credit;

(iii) a category risk allowance to cover probable loan losses which are present in any portfolio of bank loans, including guarantee exposures, but which have not been specifically identified as non-performing. In accordance with the Bank of Portugal regulations, such allowance must not amount to less than 1% of the total performing loans and guarantees excluding installment loans to individuals and securitized loans, for which the minimum allowance required is 1.5%; and

(iv) a provision for a sovereign risk for financial assets and off balance sheet items for credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

- items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;
- capital investments;
- foreign branches of banks headquartered in the member states of the European Union;
- items guaranteed by certain entities, as specified in current legislation, provided that the guarantee includes transfer risk; and
- foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Group's subsidiaries located outside of Portugal, sovereign risk allowances are determined in accordance with local regulations.

In the application of the above loan loss allowance procedures there is an overriding requirement that the provision must be sufficient for commercial purposes.

Property and equipment

Property and equipment are stated at cost or at revalued amounts less accumulated depreciation.

Revaluations are made periodically, in accordance with applicable Portuguese legislation, by applying government-approved inflation indices to the historical costs and related accumulated depreciation. The movements arising from such revaluations are recorded in the revaluation reserve in shareholders' equity. For the insurance sector the revaluations are done periodically with reference to market value.

Depreciation is based on cost or revalued amounts and calculated on a straight-line basis over the useful lives of the related assets. Leasehold improvements are depreciated over the period of the lease or the estimated useful life, whichever is shorter. The estimated useful lives of buildings are 25-50 years, 3-12 years for equipment and 4-5 years for computer equipment.

Investment in real estate

Real estate investments are reported at cost or at revalued amounts less accumulated depreciation and allowances for impairment in value, and are included in other assets. In the Group insurance sector, the unrealized gains or losses are recorded in the revaluation reserve in shareholders' equity. Real estate investments of Group insurance companies are not depreciated.

Properties formerly held as collateral and subsequently obtained through public auctions are recorded at the lower of cost or fair value less estimated selling cost and are not depreciated.

Intangible assets

Intangible assets included under other assets mainly comprise purchased software, share issue costs, preference shares issue costs, costs incurred with the opening of new branches and other sundry intangible assets.

Intangible assets are amortized based on cost using the straight-line method on a monthly basis over three or five years.

Deferred policy acquisition costs and premiums receivable

Acquisition costs, consisting of commissions and other costs, vary with and are primarily related to the production of insurance business. For life insurance business acquisition costs are calculated using a fixed percentage basis applied to the capital-sum insured, as established by the Portuguese regulatory body responsible for the insurance and pension fund industry, Instituto de Seguros de Portugal (ISP), and are amortized over the period of the contract. For property and casualty policies, acquisition costs are amortized over the terms of the insurance policy.

Premiums receivable are reported net of allowance for doubtful accounts and included in other assets on the balance sheet.

Insurance reserves

Reserves for unpaid property and casualty claims include provisions for estimated expected expenses on reported claims, and claims incurred but not reported. Reserves are estimated by management based on experience and available data. Adjustments to these reserve are reflected in the financial statements in the years in which the estimate is revised or the claim is settled. Provision for claims incurred but not reported is based on estimated expected total liability.

Mathematical reserves (non-life) for workers compensation are calculated using actuarial tables and formulae established by the ISP. In 2000, the ISP issued a new rule related the revision of the actuarial assumptions used in the calculation of the mathematical reserves for workers compensation. In accordance with this new rules Tranquilidade recognized a short-fall in this mathematical reserve of EUR15.0 million. Following the approval by the shareholders of Tranquilidade at the General Assembly meeting on March 30, 2001, in agreement with the ISP, this charge was booked under retained earnings in the current year. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2001 was EUR 10 million corresponding to the Group's ownership in Tranquilidade.

Reserves for life-insurance operations are calculated using actuarial tables and formula established by the ISP. These reserves are shown net of deferred acquisition costs, which are amortized in accordance with percentages established by the ISP.

Reserves for unexpired risks are booked based on total estimated expected liability. Under the requirements of the ISP, this provision is created/increased whenever the sum of the claims ratio, expense ratio and reinsurance ratio is more than 1. This provision is equal to the sum of unearned premiums and premiums not yet written for contracts in force, multiplied by the sum of the rates less 1. Starting in 2000 and in accordance with ISP rules, these reserves are calculated taking into account the investment ratio. In 2000, the effect of including the investment ratio amounted to (a decrease of) EUR6.5 million.

The unearned premium reserve is required for all non-life insurance products and is based on an assessment of premiums written prior to the year end, but for which the risk period extends beyond the year end. In accordance with standards set by the ISP, the Group calculates this provision using the "pro rata temporis" basis for each contract in force.

Goodwill

Goodwill represents the difference between the cost of acquisition of the investments and the corresponding share of the underlying statutory net assets acquired, and is directly charged off against Shareholders' equity. As a result, during 2001, there was a reduction in ESFG Group's retained earnings amounting to EUR16.3 million (2000: EUR245.0 million, 1999: EUR18.2 million).

Treasury shares

Treasury shares are carried at cost and deducted from shareholders' equity. Gains and losses arising on the disposal of treasury shares are taken to income.

Income taxes

ESFG is a limited liability company ("*société anonyme*") with holding company tax status under the laws of the Grand Duchy of Luxembourg. Income tax is provided for on the basis of local currency taxable income. The Group companies are subject to the various tax laws of the countries in which they are domiciled. Deferred income taxes are recorded when significant, but are not recognized for the Group's insurance subsidiaries.

Income recognition

Fee income earned by the banking Group and interest income on loans and securities are generally recognized on an accruals basis. If interest income on loans and advances is doubtful of collection in full, or is overdue for 30 days (90 days if secured by tangible collateral), further interest recognition ceases; 90 days after the due date any unpaid interest previously accrued is reversed from interest income. Thereafter, interest is only recognized as income when received.

Insurance premiums are recognized as revenue at the date of transaction, or policy renewal date, while claims are accounted for as and when the incident has occurred.

Property and casualty insurance premiums are recognized as revenue on a "pro-rata" basis over the related contract periods. The unearned premium balances as of December 31, 2001 and 2000 are included in insurance policy reserves.

Comprehensive income

Comprehensive income represents net income adjusted for accumulated foreign currency translation adjustments and unrealized gains (losses) on investment securities available for sale, held by insurance operations net of minority interest.

Retirement plans

Most Group companies, primarily BES, BIC, BES Investimento and Tranquilidade, operate defined benefit pension plans mainly arising under collective work contracts or under other arrangements complementary to State social security systems. Past service pension obligations are required to be determined actuarially each year and to be covered by independent pension funds or by provisions which under relevant legislation must be converted into fund contributions in the short to medium term.

Portuguese Credit Subsidiaries

In accordance with the Portuguese banking industry's collective work agreement, the banking Group operate defined benefit pension plans and have assumed obligations to provide retirement benefits to employees and their dependants. These retirement benefit obligations are a function of (i) a defined benefit to be received upon retirement; (ii) the number of years of past service accumulated at the date of the calculation; and (iii) the number of years of service at the date of retirement.

In 1998, the banking Group decided to create a defined benefit pension plan unrelated to the banking industry's collective work agreement, with the purpose of financing supplementary retirement benefits to current and retired employees.

During 2001, the Bank of Portugal issued new regulatory requirements concerning pensions. These new requirements introduced important changes in respect, of the following:

- the recognition of an increase in employer's responsibilities for retirement pensions and widows' pension
- the funding of these responsibilities
- costs and funding accounting treatment; and
- minimum levels of funding

Under current legislation, the main aspects of the accounting treatment for pension costs and liabilities are as follows:

- recognition of current pension responsibilities (service cost, interest cost and expected return on pension fund assets) charged against income of the year (salaries and benefits)
- actuarial gains and losses arising from deviations between actuarial assumptions and real values, have the following treatment:
  - establishment of a corridor, defined as 10% of the greater value between (i) the present value of past service responsibilities (retired and active employees) and (ii) pension fund value, with reference to the end of previous year.
  - net actuarial gains and losses in the corridor limits, are deferred in balance sheet.

- net actuarial gains and losses when outside the corridor limits, are deferred in balance sheet and amortized on a straight-line basis against extraordinary results (salaries and benefits) over a period of ten years.

- the extraordinary cost of early retirements will be deferred in the balance sheet and amortized on a straight-line basis over ten years against extraordinary results (salaries and benefits);

- actuarial gains or losses arising from changes in actuarial assumptions and pension plan conditions are amortized on a straight-line basis against extraordinary results (related to previous years), over a period of ten years; and

- past service responsibilities for active employees due to retire after 1997 as determined at December 31, 1994 (initial shortfall) the cost is recognized as extraordinary results (salaries and benefits – losses referring to prior years) on a straight-line basis over twenty years.

Notwithstanding compliance with the minimum solvency levels determined by the Instituto de Seguros de Portugal (the Portuguese Insurance Institute), the following levels of coverage must be observed:

- current pension responsibilities must be fully funded in the year; and

- past service responsibilities for active staff (excluding the unamortized initial shortfall referred above) must be funded at a 95% minimum level.

During 2000, BES requested, and was subsequently authorized by the Bank of Portugal, to write off against reserves the net balance recorded in the balance sheet relative to deferred costs of early retirements, which occurred up to June 30, 2000, totaling EUR138.9 million. From June 30, 2000 until the end of the financial year 2000, extraordinary costs relating to early retirements were charged as a cost of the year.

On May 23, 2001, the Bank of Portugal, through its Circular-Letter No. 12/01/DSBDR, permitted, subject to compliance with certain requirements that increases in liabilities due to early retirements could be charged against retained earnings. Accordingly, the banking Group requested, and was subsequently authorized by the Bank of Portugal, to charge these costs, of EUR66.8 million, against its share premium account.

Since 1999, BES recognizes through the income statement, on a straight-line basis, until 2014, the net change in the value of the Pension fund during the year before the annual contribution. As of December 31, 2000, the unamortized pension fund deficit from prior years amounts to EUR33.8 million. In 2001, with the concurrence of the Bank of Portugal, this amount was written-off against retained earnings.

The effect of the above mentioned write offs on the ESFG consolidated shareholders' equity has been to reduce its reserves by EUR39.4 million in 2000 and EUR32.3 million in 2001, corresponding to the amount of ESFG's effective ownership of BES share capital.

Insurance Subsidiaries

In accordance with the collective labor agreement for the insurance industry in Portugal, insurance companies pay their employees, who joined the insurance industry before June 1995, a supplementary pension, in addition to the state pension.

Through 1995, insurance companies were not required to comply with any specific pension accounting rules, the amount and form of coverage and the accounting treatment being entirely at the discretion of management. Annual contributions and provisions were charged to earnings in amounts, which were not necessarily consistent or comparable from year to year.

With effect from January 1, 1996, obligations for all past service benefits, whether funded or not, are required by the ISP, to be determined actuarially in accordance with prescribed mortality tables and assumptions (see Note 14).

Any increases in vested benefits, for whatever reason, must be funded as and when they arise.

Liabilities relating to employees who retired before the fund was created in 1989, are charged to the statement of income on a cash basis. However, from January 1, 1999, these liabilities are also settled by the fund.

Year 2000 and Euro implementation costs

The costs specifically associated with the implementation of the Euro are deferred in the balance sheet, under other assets, and amortized on a straight-line basis until the end of 2001. For the banking group the costs specifically associated with the resolution of the Year 2000 issues are recorded in the balance sheet as computer equipment, in property and equipment, or intangible assets, in accordance with their nature, and depreciated in accordance with the policy defined above for this category of assets. For the insurance group those costs are charged to the statement of income.

Distribution of bonus to employees

In accordance with the by-laws of certain subsidiaries, shareholders are required to approve at the annual general meetings any percentage of profits to be paid to employees. The Boards of Directors decide on the most appropriate criteria for allocation of this amount among employees. These amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are legally a reallocation of entitlements from shareholders to employees. This payment is charged to retained earnings and is deductible for tax purposes from the profits of the year to which it relates.

Securitized assets

From time to time the Group carries out asset securitization transactions with specific financial entities, created by third parties for the purpose of issuing paper in the capital markets. The policy of the Group is to derecognize transferred assets when the buyer can freely sell or pledge them. The asset will not be derecognized if the seller has the right to repurchase the asset at other than fair value or on terms that effectively give the buyer a lender's return or where the seller has retained substantially all the risks and benefits of ownership in the asset concerned.

Comparative figures

Certain prior year figures have been reclassified to conform to the current year presentation.

NOTE 3 — CASH AND CASH EQUIVALENTS

	December 31,	
	2000	2001
	(In millions of Euro)	
Cash and due from banks	1 699.5	2 028.6
Interest-earning deposits with banks	2 183.6	3 497.2
Total	3 883.1	5 525.8
Less: deposits maturing over 3 months	(1 876.2)	(3 238.0)
Total cash and cash equivalents	2 006.9	2 287.8

Cash and cash equivalents, at December 31, 2001, include cash and certificates of deposits of EUR397.2 million (2000: EUR570.7 million), which are maintained at the Bank of Portugal as part of regulatory deposits.

NOTE 4 — TRADING ACCOUNT SECURITIES

	December 31, 2000	December 31, 2001
	(In millions of Euro)	
Government agency securities	83.7	275.3
Corporate debt securities	230.8	194.2
Marketable equity securities	308.8	156.1
	623.3	625.6

Government agency securities for trading purposes include Portuguese securities amounting to EUR275.3 million at December 31, 2001 (2000: EUR83.7 million).

NOTE 5 — INVESTMENT SECURITIES

Investment securities comprise of securities available for sale and securities held to maturity as follows:

SECURITIES AVAILABLE FOR SALE

	Historical cost	Unrealized losses recorded	Carrying amount	Unrealized gains (losses) not recorded	Market value
			(In millions of Euro)		
December 31, 2001					
Government agency securities	1 912.9	(12.5)	1 900.4	(13.2)	1 887.2
Corporate debt securities	4 455.3	(64.6)	4 390.7	(24.5)	4 366.2
Marketable equity securities	1 284.1	(197.7)	1 086.4	4.4	1 090.8
	7 652.3	(274.8)	7 377.5	(33.3)	7 344.2

	Historical cost	Unrealized gains (losses) recorded	Carrying amount	Unrealized gains (losses) not recorded	Market value
			(In millions of Euro)		
December 31, 2000					
Government agency securities	1 536.4	(5.8)	1 530.6	(18.3)	1 512.3
Corporate debt securities	3 679.2	(59.1)	3 620.1	5.4	3 625.5
Marketable equity securities	1 071.8	(110.0)	961.8	48.4	1 010.2
	6 287.4	(174.9)	6 112.5	35.5	6 148.0

SECURITIES HELD TO MATURITY

	Historical cost	Unrealized losses recorded	Carrying amount	Unrealized gains not recorded	Market value
			(In millions of Euro)		
December 31, 2001					
Government agency securities	851.5	(3.2)	848.3	3.1	851.4
Corporate debt securities	66.5	(0.1)	66.4	0.3	66.7
	918.0	(3.3)	914.7	3.4	918.1

	Historical cost	Unrealized losses recorded	Carrying amount	Unrealized gains not recorded	Market value
			(In millions of Euro)		
December 31, 2000					
Government agency securities	896.3	(3.5)	892.8	2.6	895.4
Corporate debt securities	39.4	(1.9)	37.5	—	37.5
	935.7	(5.4)	930.3	2.6	932.9

Proceeds from sales of debt securities (government agency securities and corporate debt securities) and gross realized gains and losses on sales of securities were as follows:

	Year ended December 31,		
	1999	2000	2001
		(In millions of Euro)	
Proceeds from sales of debt securities	19 163.2	6 309.6	26 815.1
Gross realized gains	281.9	200.4	158.4
Gross realized losses	160.3	55.0	156.3

The maturities of debt securities are as follows:

	Securities available for sale		Securities held to maturity	
	Cost	Market value	Cost	Market value
		(In millions of Euro)		
Due within one year	708.3	706.9	129.0	129.7
Due from one to five year	2 178.0	2 126.4	636.1	636.1
Due from five to ten years	1 999.7	1 980.5	152.2	151.6
Due after more than ten years	1 482.2	1 439.6	0.7	0.7
	6 368.2	6 253.4	918.0	918.1

NOTE 6 — INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES, ASSOCIATED AND AFFILIATED COMPANIES

	Year ended December 31,			
	2000	2001	2000	2001
	Voting interest (%)		Book amount	
INTERATLÂNTICO SA (IASA)(1)	50.00	100.00	—	—
Kredit Bank BPI	19.86	19.86	82.1	140.0
BMCE Bank	3.05	2.77	27.1	26.4
Bradesco(2)	1.20	1.43	89.5	109.7
Portugal Telecom(3)	1.77	1.45	226.4	179.8
PT Multimédia (PTM)(3)(4)	3.04	8.13	157.7	296.1
PT Multimédia.com (PTM.COM)(3)(4)	2.80	—	74.2	—
Others	—	—	52.5	72.8
			709.5	824.8
Less : Provision for unrealised losses			(47.4)	(70.5)
			662.1	754.3

(1) Interâtlantico was acquired in September 1997 and has been accounted for under the equity method since that date. In September 1999, the Group's proportionate share on the losses of IASA, reduced the investment in the equity of this associated company to zero.

(2) In October 2000, the shareholders of IASA agreed to exchange their 100% interest in the preference and ordinary shares of Banco Boavista InterAtlântico, SA (BBIA) with Bradesco, for 6.5% of the share capital of Bradesco. The Group is contingently liable under certain guarantee arrangements given to Bradesco in respect of exposures of BIA. In consultation with its Brazilian lawyers, the Board has concluded that future settlements, if any, under these arrangements are unlikely to be significant to the financial position of the Group.

(3) The Group signed a strategic agreement with Portugal Telecom, the main national telecom operator, which involved the reciprocal acquisition of participations. The agreement was created to seize opportunities in the "New Economy". As at December 31, 2001 the BES held 12,762 thousand shares of PT Multimedia, SGPS (PTM), representing 3.04%. As permitted by the rules issued by the Bank of Portugal and in accordance with the Group's accounting policies the strategic investment in PTM is carried at acquisition cost of EUR296.1 million. However, as at December 31, 2001, the market value of this investment amounted to EUR 98.1 million, giving rise to an unrealised loss amounting to EUR198.0 million, against which, in the opinion of the Board of Directors of the Group, no provision is considered necessary.

(4) During 2001, PTM made a tender offer for PTM.COM shares. The exchange ratio was 1 share of PTM for 2.7589 shares of PTM.COM.

NOTE 7 — LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers consist of the following:

	December 31,	
	2000	2001
	(In millions of Euro)	
Domestic		
Commercial lines of credit	6 369.6	7 364.1
Mortgage loans	6 942.7	8 245.7
Installment loans to individuals	1 917.7	1 850.2
Commercial bills discounted	793.8	932.5
Overdrafts	699.3	375.6
Finance leases	894.5	1 058.3
Other credit instruments and bills	304.5	325.2
Factoring	342.0	409.8
Loans to financial institutions	29.6	92.7
Other loans	519.1	530.1
	18 812.8	21 184.2
Foreign		
Commercial loans	3 566.9	4 230.9
Loans to foreign financial institutions	800.1	129.5
	4 367.0	4 360.4
Overdue loans and interest		
Domestic	403.7	447.8
Foreign	43.4	45.4
	447.1	493.2
Loans and advances to customers, gross	23 626.9	26 037.8
Less: allowance for loan losses	(625.6)	(637.4)
Loans and advances to customers, net	23 001.3	25 400.4

The gross interest income that would have been recorded during the year ended December 31, 2001, on non-performing loans and troubled debt restructuring (being loans whose interest rates are below market rates) in accordance with their original terms and conditions, amounted to EUR31.3 million (2000: EUR26.9 million).

Loans and advances to customers are attributable to the following countries:

	2000		2001			
	Total	%	Performing	Non-performing	Total	%
	(In millions of Euro)		(In millions of Euro)			
Portugal	18 786.6	79.5	20 905.2	412.7	21 317.9	81.9
Spain	926.8	3.9	1 148.8	16.3	1 165.1	4.5
France	323.6	1.4	433.0	36.0	469.0	1.8
United Kingdom	400.0	1.7	438.3	4.5	442.8	1.7
Angola	120.4	0.5	96.5	0.2	96.7	0.4
United States of America	340.2	1.4	268.9	12.3	281.2	1.1
Brazil	86.7	0.4	86.5	—	86.5	0.3
Switzerland	48.4	0.2	67.1	0.3	67.4	0.2
Other	2 594.2	11.0	2 100.3	10.9	2 111.2	8.1
	23 626.9	100.0	25 544.6	493.2	26 037.8	100.0
Less: allowance for loan losses	(625.6)		(327.9)	(309.5)	(637.4)	
	23 001.3		25 216.7	183.7	25 400.4	

The movement on the allowance for loan losses is as follows:

	Year ended December 31,		
	1999	2000	2001
	(In millions of Euro)		
At beginning of year	441.6	529.8	625.6
Addition relating to newly acquired subsidiary	—	11.7	—
Additions	227.5	198.9	200.3
Releases	(94.0)	(63.7)	(57.2)
Write-offs	(54.6)	(61.2)	(141.3)
Other adjustments	9.3	10.1	10.0
At end of year	529.8	625.6	637.4

In August 1999, BES entered into an agreement to securitize consumer loans carried in its books at EUR250 million through Lusitano No. 1 Limited. BES sold the consumer loans, with no gain or loss recorded in the statement of income, to Lusitano No. 1 Limited, which raised the necessary funds through the issue in capital markets of senior and junior Notes secured on those assets. The issue terms of the Notes include provisions that their holders have no recourse to BES or any other Group company. The Group does not support any credit loss in excess of cash collateral deposited with Lusitano No. 1 Limited in amounts, which cannot exceed 5% of the nominal amount of the consumer loans transferred. Lusitano No. 1 Limited's only activity is to hold the consumer credit portfolio purchased from BES. The payment of capital and interest relating to the bonds issued by this entity will rely exclusively on this portfolio and on the collateral deposited by BES. Through the purchase of residual certificates issued by Lusitano No. 1 Limited, BES became entitled to the residual value of this entity's assets, after liabilities towards the bondholders have been settled. The interest paid quarterly on these residual certificates is recognized as income of the period.

Other information relating to the securitization can be summarized as follows:

a) *Notes* issued by Lusitano No. 1 Limited

	Senior	Junior
Rating		
– Fitch	AAA	A
– Moody's	Aaa	A2
– Standard & Poor's	AAA	A
Amount (millions of Euro)	233.7	16.3
Coupon interest rate	Euribor 3m + 0.36% pa	Euribor 3m + 0.75% pa
Redemption	Up to September 2007	Up to September 2007
Securities held by BES	No record	No record

b) Commitments retained by BES:

- Cash reserve: EUR12.5 million, recorded in Other assets
- Liquidity lines and guarantees: not applicable

c) Intervening entities:

- Purchasers of credits: Lusitano No. 1 Limited and Deutsche Bank (Portugal);
- Manager of credits: BES

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2000			December 31, 2001		
	Cost of acquisition	Revaluation	Total	Cost of acquisition	Revaluation	Total
	(In millions of Euro)					
Cost						
Land and buildings	214.8	300.2	515.0	216.0	304.0	520.0
Leasehold improvements	133.0	—	133.0	137.8	—	137.8
Furniture and equipment	433.0	33.3	466.3	444.6	33.0	477.6
Construction in progress	29.9	—	29.9	35.9	—	35.9
Total cost	810.7	333.5	1 144.2	834.3	337.0	1 171.3
Depreciation						
Land & buildings	(22.7)	(164.0)	(186.7)	(25.1)	(167.0)	(192.1)
Leasehold improvements	(75.0)	—	(75.0)	(86.1)	—	(86.1)
Furniture and equipment	(309.7)	(32.1)	(341.8)	(331.1)	(32.2)	(363.3)
Total accumulated depreciation	(407.4)	(196.1)	(603.5)	(442.3)	(199.2)	(641.5)
Net Book amount	403.3	137.4	540.7	392.0	137.8	529.8

The Group has commitments under various operating lease agreements for office properties and equipment through the years 2002 to 2006. At December 31, 2001, future minimum lease payments under non-cancelable operating leases with lease terms in excess of one year are as follows:

Year	(In millions of Euro)
2002	2.0
2003	1.9
2004	0.8
2005	0.7
2006	0.5
Thereafter	—
	5.9

NOTE 9 — OTHER ASSETS

	December 31,	
	2000	2001
	(In millions of Euro)	
Investment in real estate	128.0	130.4
Receivable from clients on pending stock exchange transactions	70.0	338.5
Prepayments, insurance premiums and receivables	765.6	544.9
Deferred charges, net	205.4	216.3
Other	188.3	127.4
	1 357.3	1 357.5

At the end of December 31, 2001, the Groups' unrealized losses on investment securities held by its' insurance operations amounted to EUR91.7 million of which 10% were charged to the profit and loss under insurance underwriting and related expenses and EUR82.7 million are included in deferred charges. Under the ISP rules unrealized losses on investment securities can be amortized over a period of 3 years (See Note 2).

NOTE 10 — DEPOSITS

The following is a summary of the Group's customer deposit accounts:

	December 31,	
	2000	2001
	(In millions of Euro)	
In Portugal:		
Demand deposits	5 457.8	5 970.9
Time deposits	7 596.8	7 465.8
In other countries:		
Demand deposits	637.3	686.0
Time deposits	4 126.0	4 554.9
	17 817.9	18 677.6

The following is an analysis of interest and non-interest bearing customer deposits, in total and by country:

	December 31,	
	2000	2001
	(In millions of Euro)	
Total deposits		
Non-interest bearing	262.4	188.6
Interest bearing	17 555.5	18 489.0
	17 817.9	18 677.6
Deposits by country		
In Portugal:		
Non-interest bearing	36.1	6.7
Interest bearing	13 018.5	13 430.0
	13 054.6	13 436.7
In other countries:		
Non-interest bearing	226.3	181.9
Interest-bearing	4 537.0	5 059.0
	4 763.3	5 240.9
	17 817.9	18 677.6

NOTE 11 — OTHER SHORT-TERM BORROWINGS

Short-term borrowings comprise of the following:

	December 31,	
	2000	2001
	(In millions of Euro)	
Financing from interbank money market	320.5	222.3
Overdrafts	1 152.4	602.1
Short-term loans	489.3	463.0
Others	267.5	641.9
	2 229.7	1 929.3

Unused lines of credit for short-term financing amount to EUR54.3 million at December 31, 2001 (2000: EUR42.2 million).

NOTE 12 — ACCRUED INTEREST AND OTHER LIABILITIES

	December 31,	
	2000	2001
	(In millions of Euro)	
Accrued interest	246.8	260.8
Accrued pension liability	3.9	0.1
Income tax payable	38.6	25.6
Payable to brokers on stock exchange transactions awaiting settlement	56.9	59.7
Accounts payable	550.0	799.7
	896.2	1 145.9

NOTE 13 — INCOME TAXES

Income tax expense is analyzed as follows:

	Year ended December 31,		
	1999	2000	2001
	(In millions of Euro)		
Current			
Portugal	52.7	62.3	35.8
Other	11.6	14.0	12.9
Deferred			
Portugal	4.0	—	—
Other	0.6	(1.7)	0.7
	68.9	74.6	49.4
Tax attributable to minority interests	40.7	46.4	27.1

A reconciliation between the statutory income tax rate in Portugal and the effective tax rate of the Group is shown in the following table (percentages):

	Year ended December 31,		
	1999	2000	2001
Portuguese statutory rate	37.4%	35.2%	35.2%
Decrease of statutory rate in Portuguese Group companies due to:			
Tax benefits on interest income from Portuguese government securities	(10.6%)	(0.8%)	(1.4%)
Tax benefits on distribution of bonus payments to employees	(2.6%)	(2.5%)	(3.4%)
Tax benefits on tax-exempt operations	(8.9%)	(11.3%)	(10.0%)
Tax benefits on equity write-off related with early retirement	(1.2%)	(0.6%)	(13.6%)
Other taxable costs and non-tax income (net)	5.3%	1.2%	10.7%
Decrease of statutory rate in non-Portuguese Group companies	(0.3%)	(0.3%)	(1.0%)
Increase of statutory rate in non-Portuguese Group companies due to : – tax on dividends received	—	—	1.5%
– tax not recognized on negative results	—	—	11.2%
Effective tax rate	19.1%	20.9%	29.2%

For the purpose of its corporate income tax calculations of 2001 and 2000 BES has treated the amount of early retirements extraordinary costs wrote-off against equity in 2001 and 2000 (EUR67 million and EUR139 million, respectively) as a taxable equity change. As a result of this, BES had an estimated favorable fiscal effect in the year 2001, of EUR23.0 million caused by the use of approximately EUR85 million of these costs. The remaining balance of these early retirement costs are included in the tax losses amounting to EUR143 million carried forward as at December 31, 2001, which will be set off against BES's Portuguese income tax in future years.

The following table presents income before income taxes and minority interests split between Portuguese and non-Portuguese Group companies:

	Year ended December 31,		
	1999	2000	2001
	(In millions of Euro)		
Portugal	297.3	264.9	145.7
Other	62.8	92.2	23.7
	360.1	357.1	169.4

The principal subsidiaries of the Group operate in Portugal and are subject to corporate taxation. The Portuguese tax authorities have the right to review and, if necessary, amend the annual tax return for a period of generally four years after the year to which it relates or 10 years for reported tax losses. It is not possible to give a precise estimate of the adjustments which might eventually be made by the tax authorities. However, in the opinion of the Board, it is not expected that any additional assessments will be made for amounts significant to the financial statements. The subsidiaries operating outside of Portugal are also subject to corporate taxes.

NOTE 14 — PENSION PLAN

As described in Note 2, the Group's companies operate defined pension plans for their employees and their dependants under which the benefits only vest on the earlier of retirement, death or incapacity.

To cover the projected benefit obligations for pensions in respect of staff retiring after December 31, 1987, as determined by actuarial studies, the Group is building up pension funds formed in December 1987. Under legislation introduced in 1995, the accumulated benefit obligation for staff who retired before December 31, 1987 and which were covered by provisions, became fully funded by December 31, 1997.

As of December 31, 2001, the retirement pension benefit obligations of the Group are covered by funds and accruals representing some 91% (December 31, 2000: 85%) of the obligations.

In accordance with the requirements of the respective regulatory authority (see Note 2), the key assumptions considered in the actuarial studies for December 31, 2000 and 2001 used to determine the present value of the pension benefits for the employees are as follows:

	Insurance 2000	Insurance 2001	Banking 2000	Banking 2001
Method of estimation		Projected unit credit		
Mortality table	TV 73/77	TV 73/77	TV 73/77	TV 73/77
Salaries increase rate	3.00%	3.00%	4.00%	4.00%
Rate of return on assets	6.00%	6.00%	7.00%	7.00%
Rate of growth of pensions	2.00%	0.00%	3.00%	3.00%
Discount rate	6.00%	4.00%	7.00%	7.00%

The foregoing assumptions are in accordance with guidelines issued by the ISP.

The projected benefit obligations for pensions to current employees and the accumulated benefit obligation to retired employees, as of December 31, 2000 and 2001, as determined by the actuarial studies, are as follows:

	2000	2001
	(In millions of Euro)	
Related to retirement benefits that accrued after December 31, 1987 (covered by the fund)		
From employees retired between January 1, 1988 and December 31	658.9	742.4
From employees on active service as of December 31	309.8	320.5
Total Group obligations	968.7	1 062.9

It is the practice of the Group and its subsidiaries to obtain annual actuarial studies in order to update the calculations of its pension obligations and to validate the assumptions used.

The last valuation was performed at the end of 2001.

The accrued pension liability recorded by the Group and the value of the pension funds as of December 31, are as follows:

	2000	2001
	(In millions of Euro)	
Accrued pension liability	3.7	0.1
Fund assets according to the information obtained from the pension fund management company	820.3	971.6
	824.0	971.7

The movements in the accrued pension liability for employee retirement pensions during the years ended December 31, are as follows:

	2000	2001
	(In millions of Euro)	
Opening balance	3.5	3.7
Salaries and benefits	1.0	1.6
Contribution to the fund	(0.8)	(5.2)
	3.7	0.1

The movements in the value of the pension funds during the years ended December 31, are as follows:

	2000	2001
	(In millions of Euro)	
Value at the beginning of the year	793.5	820.3
Contribution to the fund	84.6	240.7
Return on fund assets	(10.0)	(30.6)
Pensions paid	(52.7)	(63.2)
Other contributions	4.9	4.4
	820.3	971.6

As at December 31, 2001 the pension funds of the Group invested primarily in domestic marketable equity securities: 14%, in international corporate debt securities: 28%, in deposits: 26%, and in participation units in international investment funds: 11% (2000: 25%, 23%, 8% and 23%, respectively).

The total amount charged to income (salaries and benefits) in 1999, 2000 and 2001 in respect of the Group pension plans, excluding contributions appropriated directly from shareholders' distributions, totaled EUR31.6 million, EUR37.1 million and EUR43.9 million, respectively.

NOTE 15 — CORPORATE BORROWINGS AND LONG-TERM DEBT

	December 31, 2000			December 31, 2001		
Borrowing entity	Amount	Weighted average interest rate	Maturity/year	Amount	Weighted average interest rate	Maturity/year
			(In millions of Euro)			
ESFG						
Floating rate notes	136.0	4.2%	2002	136.0[c]	4.6%	2002
Convertible bonds	—	—	—	199.5[d]	4.8%	2006
BES						
Bank borrowings	2 266.4	5.5%	2001-after 2004	569.3	4.2%	2002-after 2005
Corporate bonds	206.5	2.6%-8.1%	2001-after 2004	443.0	2.6%-8.1%	2002-after 2005
Corporate bonds	455.3	a)	2001-after 2004	298.4	a)	2002-after 2005
Subordinated debts	359.3	5.4%	2001-after 2004	275.0	4.0%	2003-after 2005
BES Finance						
Subordinated debts	568.7	6.8%	after 2004	983.7	6.1%	after 2005
Corporate bonds	2 499.9	a)	2001-after 2004	4 038.0	b)	2002-after 2005
BES Investimento						
Long-term debt				13.0	2.2%	2002-2003
Unsecured bond indentures	84.7	4.9%	2001-after 2004	209.5	3.8%	2002-after 2005
Subordinated debt	48.1	5.4%	after 2004	49.9	4.5%	after 2005
BIC						
Subordinated debt	98.3	6.0%	2002-after 2004	80.7	4.2%	2002-after 2005
Corporate Bonds	187.8	5.4%	2001-after 2004	1 647.0	4.3%-6.2%	2003-after 2005
Corporate Bonds	—	—	—	57.0	6MEurib +15bp	2003
Corporate Bonds	—	—	—	79.8	6MEurib+65bp	2008
ESF (P)						
Debenture loan	37.9	5.3%	2001	60.0	4.9%	after 2005
BESPAR						
Long-term debt	13.3	5.9%	2003	5.1	5.3%	2003
Shareholders' loans from minority interest	25.6		after 2001	23.5		after 2005
BES Mobiliaria SA						
Long-term debt	345.6	5.4%	2001-after 2004	303.3	3.8%	2002-after 2005
Corporate Bonds				48.2	6M Euribor	2005
Subordinated debts	2.5	4.7%	after 2004	2.5	4.4%	after 2005
BES Imobiliaria SA						
Long-term debt	187.1	5.3%	2001-2003	193.1	3.9%	2002-2004
Corporate bonds	2.5	5.6%	after 2004	47.8	4.0%	after 2005
Subordinated debts				7.0	4.7%	after 2005
CREDIBOM						
Long-term debt	100.6	5.2%	2001-2003	140.6	5.1%	2002-after 2005
Subordinated debts	6.1	5.0%	after 2004	3.6	5.1%	after 2005
PARTRAN						
Long-term debt	304.9	5.7%	2003	304.9	4.2%	2003
Shareholders' loans from minority interest				1.4		
ADVANCECARE						
Long-term debt				2.0	5.8%	2004
CREDIFLASH						
Long-term debt				15.5	4.4%	2002
Other subsidiaries						
Long-term debt	8.2	3.9%	2001-after 2004	—	—	—
TOTAL	7 945.3			10 238.3		

a) Variable rate based on the valuation of indexes linked to "world indices basket" or "utilities equity basket".

b) Rate equal Euribor 3M + 5 to 20bp depending on the issue.

c) The Floating Rate Notes due 2002, bearing interest at the offered rate for three months Euribor deposits +0.1875%, are constituted by a Trust Deed dated July 17, 1995 made between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds. They are not subject to conversion into shares of the Company.

d) ESFG has one convertible bond issue outstanding at December 31, 2001. The 4.75% Convertible Bonds due 2006 of ESFG originally amounting to EUR200.0 million (are constituted by a Trust Deed dated 12 November 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless *previously redeemed or purchased, each Bond is convertible at any time from December 24, 2001 to November 6, 2006* into Ordinary Shares at an initial conversion price of EUR21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the Bonds have been converted to date. The carrying amount reflects the elimination of EUR0.5 million in consolidation due to investment by a Group company.

Maturities of corporate borrowings and long-term debt at December 31, are as follows:

	Carrying amount	
	December 31,	
	2000	2001
	(In millions of Euro)	
2001	1 418.3	—
2002	1 276.5	1 534.3
2003	1 327.0	1 022.6
2004	831.8	1 514.2
2005	—	1 068.3
Thereafter	3 091.7	5 098.9
	7 945.3	10 238.3

NOTE 16 — MINORITY INTERESTS

Minority interests include the following equity instruments issued by subsidiaries and owned by third parties:

– USD100 million of 8.5% Non-cumulative Guaranteed Preference Shares Series A, guaranteed as to certain payments by BES, issued in November 1993 by Espirito Santo Overseas Limited (ESOL). ESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. ESOL's ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– USD150 million of 8.5% Non-cumulative Guaranteed Preference Shares Series B, guaranteed as to certain payments by BES, issued in August 1999 by Espirito Santo Overseas Limited (ESOL). ESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. ESOL's ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– USD250 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.95% guaranteed as to certain payments by BES, issued in November 1996 by BES Overseas Limited (BESOL). BESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BESOL's ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– EUR127.8 million (formerly DEM250 million) of 6.8% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas Limited (ESFG Overseas). ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas' ordinary shares, which are its only class of securities with full voting rights, are owned entirely by ESFG.

– EUR153.4 million (formerly DEM300 million) of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.7%, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas. ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas' ordinary shares, which are its only class of securities with full voting rights, are owned entirely by ESFG.

NOTE 17 — SHAREHOLDERS' EQUITY

Ordinary shares

During the three year period ended December 31, 2001 the number of issued ordinary shares was 47'908'555.

Treasury shares

An extraordinary general meeting of December 3, 1998 authorized ESFG to buy back-up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general meeting agreed to extend this authorization for an additional 18 months under the same conditions.

A summary of the movement on the treasury shares of ESFG is presented below, excluding movement in treasury shares at the subsidiaries' level, which net of minority interest totaled EUR73.1 million.

	Year ended December 31,			
	2000		2001	
	Number of shares	In millions of Euro	Number of shares	In millions of Euro
Beginning balance	3 256 182	45.7	3 284 211	49.9
Purchases	2 989 500	57.6	1 827 400	35.5
Sales	(5 000)	(0.1)	—	—
Exchange against shares ESF (Portugal)	(2 956 471)	(53.3)	(711 984)	(12.3)
Ending balance	3 284 211	49.9	4 399 627	73.1

During 2000 and 2001, the Company exchanged a total of 3,668,455 of its own shares for an additional 10% (2000: 8.9%, – 2001: 1.1%) of ESF (Portugal), thus raising its voting and economic interest to 100% at December 31, 2001 (2000: 98.9%).

Legal reserve

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. This legal reserve is not available for distribution.

Within the context of the legal requirements applicable to the Group and its subsidiaries, a minimum of 10% of annual net income must be transferred to a legal reserve until the balance in the reserve is equal to the amount of share capital. The reserve is used to absorb losses in the event that retained earnings and other reserves are eliminated. It may also be used to increase the amount of share capital in the event of a one-for-one bonus issue or a share dividend, but is otherwise not available for distribution.

At December 31, 2001, total retained earnings of all ESFG Group companies attributable to such legal reserves, net of minority interests, amounted to EUR89.6 million (2000: EUR70.9 million).

Revaluation reserve

BES, BIC and the Group's subsidiaries involved in the insurance sector have revalued their premises (real estate) and equipment in accordance with applicable legislation (see Note 2) and recorded the surpluses as a revaluation reserve. However, under Portuguese legislation, the revaluation reserve is not available for distribution in cash, but is available for incorporation into share capital or to absorb accumulated losses and, in the case of insurance companies, can also be utilized to compensate unrealized losses (of real estate/securities).

Goodwill

In November 1997, the remaining goodwill of EUR199.5 million was fully written off against share premium (EUR114.6 million) followed by retained earnings (EUR84.9 million). In 2001, EUR16.3 million (2000: EUR245.0 million) additional goodwill arose and was written off against shareholders' equity (see Note 2).

The components of goodwill and the related accumulated amortization are as follows:

	December 31,							
	2000					2001		
	(In millions of Euro)							
ESFG Subsidiaries	Total gross goodwill	Accum. amort.	Net goodwill	Date	Amount	Total gross goodwill	Accum. amort.	Net goodwill
BES	237.8	44.3	193.5	1991	116.2	253.9	44.3	209.6
				1992	30.9			
				1999	15.7			
				2000	67.9			
				2001	16.1			
				Other	7.1			
Tranquilidade	253.8	28.0	225.8	1991	78.1	254.0	28.0	226.0
				2000	170.2			
				Other	5.7			
BES Investimento SA	20.5	8.5	12.0	1986	8.4	21.0	8.5	12.5
				1989	7.9			
				2000	3.1			
				Other	1.6			
BIC	8.7	4.3	4.4	1986	2.8	8.9	4.3	4.6
				1987	5.9			
				1991	3.1			
				*1996	(6.7)			
				2000	1.5			
				Other	2.3			
ESB	7.1	6.1	1.0	1985	8.9	7.3	6.1	1.2
				2000	(1.8)			
				Other	0.2			
Inter Atlantico	17.4	—	17.4	2000	14.5	17.9	—	17.9
				2000	2.9			
				Other	0.5			
Via Banque	(36.5)	—	(36.5)	2000	(36.5)	(35.8)	—	(35.8)
				Other	0.7			
ESIA	11.3	—	11.3	2000	11.3	11.3	—	11.3
BM	26.5	—	26.5	2000	26.5	21.3	—	21.3
				2001	(5.2)			
Others	13.2	2.4	10.8	1985	8.6	16.3	2.4	13.9
				1999	0.5			
				2000	4.1			
				2001	3.0			
TOTAL	559.8	93.6	466.2			576.1	93.6	482.5

* In 1996, the Group disposed of 12.7% of its interest in BIC.

The net increase in the total gross goodwill during 2000 relates primarily to goodwill arising on the additional participation in BES through the purchase of Centum, the acquisition of the outstanding shares of Tranquilidade, the new acquisition of Benito y Monjardim and ESIA, net of negative goodwill on the acquisition of Via Banque.

NOTE 18 — EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of ordinary shares outstanding, which includes contingently issuable shares where all necessary conditions for issuance have been satisfied. For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table:

	1999	2000	2001
	(In millions of Euro, except per share data)		
Net income	83.5	106.3	11.0
Numerator for diluted earnings per share	83.5	106.3	11.0(1)
Denominator for basic earnings per share – weighted-average Shares	45 380 748	43 943 526	44 253 510
Denominator for diluted earnings per share – Weighted-average number of ordinary shares and dilutive potential ordinary shares	45 380 748	43 943 526	44 253 510(1)
Basic earnings per share	1.84	2.42	0.25
Diluted earnings per share	1.84	2.42	0.25(1)

(1) Interest expense per share obtainable on conversion, net of taxes, attributable to the convertible bonds (see Note 15), amounts to EUR1.14, thus exceeding the basic EPS; as such the convertible bonds interest are excluded from the calculation of diluted earnings per share due to the resulting antidilutive effect.

NOTE 19 — FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The following table presents the Group's business geographical distribution as at and for the three years ended December 31, 2001. Total revenues represent total interest and other income, and operating income represents income before income taxes and minority interests.

2001	Total revenues	Operating income	Identifiable assets
		(In millions of Euro)	
Portugal	3 572.2	111.0	38 179.9
Spain	214.7	1.8	1 983.2
Switzerland	62.8	38.2	485.0
France	77.8	14.5	735.3
Others	89.4	3.9	1 365.1
Consolidated total	4 016.9	169.4	42 748.5

2000	Total revenues	Operating income	Identifiable assets
		(In millions of Euro)	
Portugal	3 466.3	255.8	31 072.3
Spain	166.1	5.3	2 941.8
Switzerland	74.0	47.9	528.2
France	48.7	6.3	1 358.3
Others	125.8	41.8	1 481.5
Consolidated total	3 880.9	357.1	37 382.1

1999	Total revenues	Operating income	Identifiable assets
		(In millions of Euro)	
Portugal	2 940.2	297.3	29 630.7
Spain	68.9	7.7	1 041.9
Switzerland	39.4	24.5	373.0
France	30.9	3.1	347.2
Others	84.7	27.5	1 128.9
Consolidated total	3 164.1	360.1	32 521.7

NOTE 20 — SEGMENTS

Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available that is evaluated regularly by the enterprise's chief operating decision maker, or decision making group, in assessing the segments performance. The results are presented based on the segments as reviewed separately by the Chairman and Chief Executive Officer, as well as other members of senior management.

ESFG's two main segments are Banking and Insurance. Banking comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises Life insurance and Non-life insurance.

The accounting policies of the Group's operating segments are, in all material respects, consistent with those described in Note 2, "Summary of Significant Accounting Policies".

The following tables present segment income before tax and minority interest for the years ended December 31,

2001	Net interest revenues[1]	Other revenues	Total revenues	Total expenses	Pretax income[2]
	(In millions of Euro)				
Banking	684.9	325.4	1 010.3	793.7	216.6
Leasing	34.2	2.3	36.5	13.3	23.2
Consumer credit	45.2	25.4	70.6	41.6	29.0
Asset management	3.0	62.8	65.8	38.8	27.0
Brokerage	0.3	54.9	55.2	62.4	(7.2)
Factoring	17.8	1.1	18.9	4.8	14.1
Others	0.5	31.1	31.6	51.0	(19.4)
Total banking	785.9	503.0	1 288.9	1 005.6	283.3
Life insurance	150.7	811.6	962.3	947.6	14.7
Non-life insurance	13.9	388.3	402.2	470.4	(68.2)
Total insurance	164.6	1 199.9	1 364.5	1 418.0	(53.5)
Corporate	(26.8)	3.5	(23.3)	37.1	(60.4)
TOTAL	923.7	1 706.4	2 630.1	2 460.7	169.4

2000	Net interest revenues[1]	Other revenues	Total revenues	Total expenses	Pretax income[2]
	(In millions of Euro)				
Banking	576.7	465.0	1 041.7	771.6	270.1
Leasing	27.2	2.6	29.8	15.2	14.6
Consumer credit	37.2	21.2	58.4	34.7	23.7
Asset management	2.5	62.4	64.9	29.9	35.0
Brokerage	(0.1)	18.2	18.1	8.2	9.9
Factoring	9.4	3.3	12.7	3.5	9.2
Others	0.6	24.7	25.3	39.9	(14.6)
Total banking	653.5	597.4	1 250.9	903.0	347.9
Life insurance	119.8	1 005.3	1 125.1	1 101.0	24.1
Non-life insurance	23.3	378.4	401.7	409.2	(7.5)
Total insurance	143.1	1 383.7	1 526.8	1 510.2	16.6
Corporate	(7.8)	11.3	3.5	10.9	(7.4)
TOTAL	788.8	1 992.4	2 781.2	2 424.1	357.1

	(In millions of Euro)				
1999	Net interest revenues[(1)]	Other revenues	Total revenues	Total expenses	Pretax income[(2)]
Banking	551.0	431.9	982.9	704.6	278.3
Leasing	19.3	2.1	21.4	11.6	9.8
Consumer credit	29.8	15.9	45.7	31.1	14.6
Asset management	0.9	61.7	62.6	20.8	41.8
Brokerage	0.2	13.6	13.8	5.3	8.5
Factoring	5.1	1.5	6.6	2.1	4.5
Others	0.1	12.5	12.6	26.1	(13.5)
Total banking	606.4	539.2	1 145.6	801.6	344.0
Life insurance	100.2	829.5	929.7	906.4	23.3
Non-life insurance	15.4	307.1	322.5	320.8	1.7
Total insurance	115.6	1 136.6	1 252.2	1 227.2	25.0
Corporate	(12.7)	19.8	7.1	16.0	(8.9)
TOTAL	709.3	1 695.6	2 404.9	2 044.8	360.1

(1) Insurance interest income is shown in the income statement under insurance revenues

(2) Pretax income represents income before income taxes and minority interest

The following table presents segment assets at December 31,

	(In millions of Euro)	
	2000	2001
Banking	32 273.7	36 588.4
Leasing	904.4	1 074.4
Consumer credit	420.4	527.6
Asset management	136.7	133.9
Brokerage	51.9	33.5
Factoring	275.3	394.9
Others	107.5	128.1
Total banking	34 169.9	38 880.8
Life insurance	2 681.9	3 221.1
Non-life insurance	436.2	616.3
Total insurance	3 118.1	3 837.4
Corporate	94.1	30.3
TOTAL	37 382.1	42 748.5

NOTE 21 — RELATED PARTY TRANSACTIONS

ESIH and certain of its subsidiaries have extensive transactions and relationships with members of the ESFG Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

In 1994, ESIH issued an unlimited guarantee to cover any expenses and indemnities, which might be paid in relation to legal actions, in which one of the group companies is involved.

The following is a summary of significant balance sheet and statement of income positions with related parties.

BALANCE SHEET TRANSACTIONS

	December 31,	
	2000	2001
	(In millions of Euro)	
ASSETS		
Investment securities available for sale	73.5	0.2
Loans and advances to customers[1]	1 182.2	917.0
Other assets	27.5	5.2
TOTAL ASSETS	1 283.2	922.4
LIABILITIES		
Demand and time deposits	35.0	35.0
Accrued interest and other liabilities	0.3	25.6
TOTAL LIABILITIES	35.3	60.6

(1) Loans and advances to customers include advances made to ESIH and certain of its other subsidiaries which in large part are utilized to fund long-term investments and construction projects.

The following is a summary of movements in loans and advances to related parties:

	December 31,	
	2000	2001
	(In millions of Euro)	
At beginning of year	1 238.1	1 182.2
New loans and advances	147.7	299.9
Repayments in cash	(203.6)	(565.1)
At end of year	1 182.2	917.0

The loans relate to the following entities:

	December 31,	
	2000	2001
	(In millions of Euro)	
Directors[(1)]	137.7	173.9
Espírito Santo BVI Participation Ltd	188.4	204.1
Espírito Santo Industrial SA	47.9	31.9
Espírito Santo Property Holding SA	97.4	43.0
Espírito Santo Agriculture and Development Ltd	50.5	—
Espírito Santo International Holding SA	168.7	221.9
Espírito Santo International (BVI) SA	120.7	—
Espírito Santo International Panama SA	119.3	—
Espírito Santo Resources Ltd	94.7	178.4
Espírito Santo Tourism Ltd	82.1	—
Others	74.8	63.8
At end of year	1 182.2	917.0

(1) Include EUR171.0 million (2000: EUR134.0 million) of loans to companies controlled by non-executive Directors.

STATEMENT OF INCOME

	December 31,		
	1999	2000	2001
	(In millions of Euro)		
Interest income			
Interest on loans	56.3	89.0	57.9
Interest and dividends on securities	1.8	2.1	—
Total interest income	58.1	91.1	57.9
Interest expense			
Interest on deposits	0.4	2.1	1.2
Total interest expense	0.4	2.1	1.2
Other income			
Fee and commission income	0.2	0.2	0.9
Insurance revenues	2.9	1.5	1.5
Net gains on foreign currency transactions	10.7	8.5	9.4
Other operating income	0.3	0.1	0.2
Total other income	14.1	10.3	12.0
Other expenses	2.0	2.4	1.5

NOTE 22 — COMMITMENTS, CONTINGENCIES AND DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities, which are referred to on the balance sheet, but are not reflected therein, as follows:

	December 31,	
	2000	2001
	(In millions of Euro)	
Contingent liabilities		
Guarantees and letters of credit	4 184.8	4 418
Open documentary credits	542.0	260
Commitments		
Revocable credit lines granted	39.9	2 117
Irrevocable credit lines granted	2 917.6	883

Documentary credits and guarantees are conditional commitments issued by the Group to guarantee the performance of the customer to a third party. Documentary credits are primarily issued as credit enhancements for public and private borrowing arrangements. The credit risk involved in issuing documentary credits is similar to that involved in extending credit facilities to customers. Risks associated with documentary credits and guarantees are usually reduced by participations by third parties.

At December 31, 2001 guarantees and letters of credit include one guarantee given to the Bank of Portugal constituted by securities held by the Group. This guarantee, which is related to the SPGT system (Sistema de Pagamento de Grandes Transacçoes) and amounts to EUR130.0 million (2000: EUR327.0 million), collateralizes irrevocable credit lines.

Commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Group's commitments to extend credit are contingent upon the customers maintaining specific standards at the time of granting the credit.

In accordance with the receivable sale agreement dated September 29, 1999, with respect to the sale of consumer credits referred to in Note 7, BES has made a commitment to sell approximately EUR210.0 million of additional credits over a 2-year revolving period. At December 31, 2001, the total amount of credits sold in the revolving period amount to EUR260.0 million (2000: EUR161.0 million).

Because many of the commitments, guarantees and documentary credits are expected to expire without being called, the total amounts do not necessarily represent future cash requirements.

The Group requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral may include deposits held with financial institutions, securities or other assets.

Derivative financial instruments with off-balance sheet risk

In the normal course of business, the Group is party to a variety of derivative financial instruments with off-balance sheet risk. The Group uses derivative financial instruments for trading purposes, to manage its exposure to fluctuations in interest rates, foreign exchange rates and equity prices and to meet the financing needs of its customers. Derivative financial instruments represent contracts with counterparties where payments are made, to or from the counterparty based upon specific interest rates and/or exchange rates, on terms predetermined by the contract. Such derivatives and foreign exchange financial instruments involve, to varying degrees, credit risk, market risk and liquidity risk. Credit risk represents the maximum potential accounting loss due to possible non-performance by obligors and counterparties under the terms of the contracts. The Group considers the true measure of credit risk to be the replacement cost of the derivative or foreign exchange product should the counterparty default prior to the settlement date. Market risk represents the possibility that a change in interest rates, currency exchange rates or equity prices, will cause the value of a financial instrument to decrease or become more costly to settle. Liquidity risk represents the capacity to solve short-term financial obligations, which in particular markets affect the capacity to liquidate the Group's position without leading to adverse impacts on the market prices. The notional principal of derivative financial instruments represents the amount on which the interest and other payments in a transaction are based. For most of the derivative financial instruments, such as interest rate swaps, currency and interest rate swaps, forward rate agreements, futures and currency and interest rate options, the notional amount does not represent an effective credit exposure, but instead (except for currency and interest rate swaps), represents the basis for assessing exchanged cash flows.

Most of the Group's forward currency contracts are conducted with regulated financial institutions, within defined counterparty limits set for each overseas branch, subsidiary and head office, and for the BES Group on an overall basis, and settled within six months.

Derivative and foreign exchange instruments used for trading purposes

The credit risk, estimated fair value and carrying amount associated with the Group's trading activities are disclosed in the table below.

For the Group's trading activities, the effects of changes in market conditions, namely interest rates, currency exchange rates and equity prices, have been reflected in trading revenue (unrealized and realized gains or losses), since traded instruments are "marked-to-market" on a daily basis. For other trading transactions accounted for as a non "mark-to-market" basis, the effects of changes on market conditions are not entirely reflected in trading revenue under Portuguese GAAP. See Note 2 for a discussion of the Group's trading activities.

Derivative and foreign exchange instruments used for purposes other than trading

The Group's principal objective in using derivatives for purposes other than trading is for its asset-liability management activities, which include setting guidelines for the balance sheet structure, capital allocation and management of interest rate, foreign exchange, equity price and liquidity risk for the entire balance sheet, the main goal of which is to protect the net interest margin of the Group. For that purpose, the Group mainly uses interest rate swaps, currency swaps, currency and interest rate swaps and forward rate agreements to hedge the interest rate and foreign exchange risk of certain assets and liabilities. The Group also uses derivatives for the creation of hedging structures to support the development of the Group's trading activity in bonds. For that purpose, the Group uses interest rate swaps, currency interest rate swaps, currency and equity options, interest rate caps, floors and futures contracts.

The notional amounts, estimated fair value, Carrying amount and credit risk exposure of these financial instruments at December 31, are as follows:

	2000				2001			
	Notional amount[1]	Estimated fair value[2]	Carrying amount[3]	Credit exposure[4]	Notional amount[1]	Estimated fair value[2]	Carrying amount[3]	Credit exposure[4]
				(In millions of Euro)				
Over the counter (OTC) Derivatives								
Foreign exchange contracts								
Spot								
Purchase	155.5	2.7	—	2.7	289.1	(0.3)	0.0	0.0
Sell	152.9				289.4			
Forward								
Trading								
Purchase	94.2	0.3	0.3	4.8	34.9	0.4	0.4	0.4
Sell	93.9				34.7			
Other than trading								
Purchase	1 524.2	10.2	10.2	1.7	989.9	(0.2)	0.7	0.5
Sell	1 521.4				989.5			
Currency swaps								
Trading								
Purchase	60.9	0.9	0.9	1.4	35.7	(0.1)	(0.1)	0.0
Sell	60.2				36.3			
Other than trading								
Purchase	10 440.7	(4.3)	0.5	427.1	10 151.8	(0.7)	1.6	106.6
Sell	10 476.9				10 130.1			
Interest rate swaps								
Trading	30 127.0	92.0	92.0	511.8	23 990.5	96.5	96.5	511.9
Other than trading	2 045.8	0.1	25.6	47.7	2 143.6	(21.1)	10.3	23.7
Credit default swaps								
Trading	349.6	3.1	3.1	11.1	1 213.7	(7.7)	(7.7)	6.7
Other than trading	—	—	—	—	3.4	1.6	—	1.6
Equity/index swaps								
Trading	474.8	(5.6)	(5.6)	11.6	348.9	(19.4)	(19.4)	2.2
Other than trading	47.2	(3.1)	(0.5)	—	401.7	(10.3)	(3.1)	9.1
Currency interest rate swaps								
Trading								
Purchase	241.8	6.3	6.3	7.0	96.6	4.0	4.0	4.0
Sell	204.8				90.6			
Other than trading								
Purchase	159.0	6.7	(0.2)	15.7	107.2	3.5	(1.1)	5.8
Sell	152.0				100.5			
Forward rate agreements								
Trading	8 827.3	2.2	2.2	30.8	23.4	—	—	—
Other than trading	—	—	—	—	56.7	—	—	—
Currency options								
Trading								
Purchase	229.9	17.8	21.2	17.8	260.3	2.3	3.0	2.3
Sell	229.7	(0.3)	(0.3)	—	260.5	(1.4)	(1.8)	—
Swaption								
Trading								
Purchase	50.0	(0.1)	—	—	60.0	(0.6)	(0.5)	—
Sell	520.0	4.7	(0.4)	4.5	60.0	0.6	0.6	0.6
Other than trading								
Sell	39.9	(1.4)	—	—	10.0	—	0.1	—
Equity options								
Trading								
Purchase	171.3	0.2	1.6	0.4	54.3	21.3	19.5	21.6
Sell	155.5	(0.9)	(1.5)	0.3	26.8	—	1.2	—
Index/Options								
Trading								
Purchase	—	—	—	—	108.1	(9.0)	(6.3)	1.3
Sell	—	—	—	—	95.2	0.6	1.8	5.5
Other than trading								
Sell	—	—	—	—	3.5	(0.6)	0.1	—
Interest rate caps and floors								
Trading								
Purchase	1 891.3	6.9	6.9	6.9	2 323.8	8.2	8.2	8.2
Sell	1 528.9	(7.2)	(7.2)	—	3 198.6	(9.1)	(9.1)	—
Exchange traded Derivatives								
Currency options								
Trading								
Purchase	—	—	—	—	5.7	—	—	—
Interest Rate Options								
Trading								
Purchase	8 315.6	3.7	—	—	18 246.9	—	—	—
Sell	10 162.6	(10.5)	—	—	26 425.2	—	—	—
Equity options								
Trading								
Purchase	179.1	2.2	—	—	4.8	—	—	—
Sell	26.2	(0.9)	—	—	13.8	—	—	—
Financial futures								
Trading	9 125.2	—	—	—	1 021.8	—	—	—

(1) Theoretical or notional amount of the contract.

(2) Estimated fair value represents the loss or gain on current position settlement, considering prevailing market conditions and common valuation methodologies.

(3) Carrying amount represents accrued profit or losses inherent to current positions.

(4) Credit risk represents the positive difference between amounts receivable and payable on the current positions.

Classes of derivative and foreign exchange instruments

The following classes of derivative and foreign exchange instruments refer to instruments that are used by the Group for purposes of both trading and other than trading, namely hedging and asset/liability management.

The fair value of instruments is intended to mirror their market value. Consequently, the market value is used for those instruments which are traded on a liquid market. For the other over the counter instruments standard valuation methods are adopted. In the case of fixed rate and foreign currency instruments (forward rate agreements, swaps, futures, bonds), valuation models based on discounted cash flow analysis are employed, and for option instruments, standard methods such as Black-Scholes and Binomial Trees are employed.

- Foreign exchange forward contracts are contracts for the future receipt or delivery of foreign currency at previously agreed-upon terms. The risks inherent in these contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

- Interest rate swaps are contracts in which a series of interest rate determined cash flows in a specified currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged and most interest rate swaps involve the exchange of fixed and floating interest payments. The risks inherent in interest rate swap contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market value of the contracts due to movements in the underlying interest rates.

- Cross-currency interest rate swaps are contracts that involve the exchange of both interest and principal amounts in two different currencies. The risks inherent in interest rate and cross-currency swap contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest and exchange rates.

- Currency swaps are agreements in which cash in one currency is converted into a different currency through a spot transaction and, simultaneously, a forward exchange agreement is dealt providing for a future exchange of the two currencies in order to recover the initially converted currency. The risks inherent in currency swaps are the potential inability of a counter party to meet the delivery terms of the swap forward leg and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

- Options, including interest rate caps and floors are contracts that allow the holder of the option to purchase or sell a financial instrument or currency at a specified price within a specified period of time from or to the seller of the option. The purchaser of the option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument or currency underlying the option.

- Forward rate agreements are contracts to exchange payments on a certain future date, based on a market change in interest rates from trade date to contract settlement date. The notional amount on which the interest payments are based is not exchanged and the maturity of these agreements is typically less than two years. The risks inherent in forward rate agreements are the potential inability of a counter party to meet the terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest rate.

- Financial futures are exchange traded contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield or to financially settle the future contract. Futures contracts are settled in cash daily by a clearing house and, therefore, there is minimal credit risk to the organization. Futures are subject to the risk of movements in interest rates, stock indexes or the value of the underlying securities or instruments.

To reduce its exposure to market risk related to the above-mentioned classes of derivative and foreign exchange instruments, the Group may enter into offsetting positions.

The Group's portfolio of off-balance sheet financial instruments is broadly diversified and is managed with similar practices to those utilized for on-balance sheet instruments for the purpose of precluding material concentration of credit risk.

Legal actions and claims

Group companies are involved in various legal actions and claims. Provisions have been made where quantifiable and deemed necessary. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material effect on the Group's financial position.

NOTE 23 — FOREIGN EXCHANGE EXPOSURE

At December 31, 2001, assets, liabilities and off-balance sheet items expressed in foreign currencies are as set forth below:

	US Dollar	British Sterling	Swiss Francs	Japanese Yen	Other foreign currencies	Total	% of total assets/ liabilities
			(In millions of Euro)				%
Assets	8 062.5	602.8	108.4	243.5	1 025.8	10 043.0	23.5
Liabilities	7 975.6	660.7	61.0	284.8	599.9	9 582.0	23.4
Net assets/(liabilities)	86.9	(57.9)	47.4	(41.3)	425.9		
Forward foreign currency position	62.9	59.2	8.2	45.5	(54.5)		
Total foreign currency position	149.8	1.3	55.6	4.2	371.4	582.3	
Total foreign currency position is represented by:							
– Investment position(1)	67.5	0.1	65.4	—	245.7		
– Trading position(2)	82.1	1.1	(9.8)	4.2	125.7		
– Reinsurance accounts	0.2	0.1	—	—	—		

(1) Foreign currency investment position represents medium or long-term investments in subsidiaries expressed in foreign currencies.

(2) Foreign exchange trading position in each currency represents the net open position, considering that the Group subsidiaries managed their currency exposure hedging their positions against functional currencies and not against the currency in which the Group financial statements are presented.

NOTE 24 — SUBSEQUENT EVENT

In February 2002, ESFG issued EUR110 million of 3.47% Convertible Bonds due 2007. The bonds are convertible into fully paid ordinary shares of EUR10 par value at the option of the holder, anytime from March 2002 through February 1, 2007.

Printed by **St Ives Burrups** B671077 / 7711
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.
Société Anonyme Holding

By: Manuel de Magalhães Villas-Boas
Director

Date : 16th May 2002